Exhibit 99.1

News Release

For Immediate Release

Stantec reports strong first quarter 2011 results

EDMONTON, AB (May 12, 2011) TSX, NYSE:STN

Stantec announced today strong results for the first quarter of 2011, with gross revenue increasing 10.0% to C$408.7 million from C$371.6 million in the first quarter of 2010, net income increasing 46.0% to C$23.8 million from C$16.3 million, and diluted earnings per share increasing 48.6% to C$0.52 from C$0.35.

“We began 2011 on a positive note in a slowly recovering economy,” says Bob Gomes, Stantec president and chief executive officer. “Thanks to the continuing support of our clients and staff, we achieved increased revenue and earnings during the first quarter.”

Major projects awarded to Stantec or under way in the first quarter included, in the Buildings area, a contract to design a new hospital in High Prairie, Alberta, as part of the provincial government’s three-year health capital plan to build and update healthcare facilities in small and midsized communities. In the water sector, Stantec continued to secure projects involving the replacement and rehabilitation of aging infrastructure, including a contract to design a new dam across the Kentucky River, as well as improvements to certain locks and dams, which will supply water to 400,000 central Kentucky residents and facilitate recreational traffic. The project complements the award-winning work Stantec has done on Lock and Dam No. 9 in eastern Kentucky. In the Industrial area, Stantec was chosen to act as the owner’s engineer for a SaskPower project that will involve refurbishing a 150-megawatt lignite-fired coal-generating unit at Saskatchewan’s Boundary Dam Power Station and adding a postcombustion carbon capture system to the facility. New projects in the Transportation area included an assignment to provide engineering design and construction management services for developing bridge and retaining wall structures along the Georgetown rail corridor in Toronto, Ontario, for continuing client Metrolinx. Finally, new projects in the Urban Land area demonstrated Stantec’s expertise in revitalizing existing land developments, for example, Victoria Park Lake, a recreational amenity that has been an essential component of the green space in Kitchener, Ontario, for over 100 years. Bringing together diverse disciplines from five Ontario offices, the project will involve providing lake design, park infrastructure improvements, and other services, as well as developing a pilot program for an innovative sediment management approach on the site.

Summary of activity in the quarter
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On a sequential basis, gross revenue increased 6.5% to $408.7 million in the first quarter of 2011 from $383.7 million in the fourth quarter of 2010. Compared to the first quarter of 2010, gross revenue was up 10% to C$408.7 million from C$371.6 million, and net revenue was up 13.5% to C$336.8 million from C$296.8 million. Net income was C$23.8 million, up 46.0% compared to C$16.3 million last year, and diluted earnings per share were C$0.52, up 48.6% from C$0.35.

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During the quarter, Stantec successfully completed the conversion of its financial processes and results to International Financial Reporting Standards (IFRS). The Company’s first quarter 2011 consolidated financial statements are reported under IFRS, along with 2010 comparative figures, as described in its first quarter 2011 Management’s Discussion and Analysis.

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During the first quarter, Stantec acquired QuadraTec Inc., a 50-person consulting company located in St. John’s, Newfoundland and Labrador. QuadraTec is one of Atlantic Canada’s leading mechanical and electrical engineering firms, and its addition will further strengthen the Company’s presence in the Newfoundland and Labrador market.

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Following the quarter-end, Stantec announced that it has signed a letter of intent to acquire the Caltech Group, a more than 180-person consulting engineering firm headquartered in Calgary, Alberta. The acquisition will augment Stantec’s business in the oil and gas and power sectors throughout North America.

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Complete Financial Statements, Notes to the Financial Statements, and Management’s Discussion and Analysis will be filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) today, May 12, 2011. Alternatively, these documents will be available to download from the Investors section of www.stantec.com or on request from Stantec free of charge.

At its 2011 annual general meeting today, Stantec will say farewell to Ron Triffo, who is retiring as chair of its board of directors. Mr. Triffo has been associated with the Company since 1977, and his dedication to its success has been exemplary.

Stantec’s Annual General Meeting of Shareholders will be held today (May 12, 2011) at 11:00 AM MDT (1:00 PM EDT) at the Citadel Theatre in Edmonton, Alberta, 9828 – 101A Avenue. The first quarter conference call, being held today at 2:00 PM MDT (4:00 PM EDT), will be broadcast live and archived in the Investors section at www.stantec.com. Financial analysts who wish to participate in the earnings conference call are invited to call
1-800-711-9538 and provide the confirmation code 7611085 to the first available operator.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,500 employees operating out of more than 160 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Integrated Solutions.

Cautionary statement
Stantec’s gross revenue and net revenue are non-GAAP measures. For a definition of non-GAAP measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2010 Financial Review.

Media Contact Heena Chavda Stantec Media Relations Tel: (780) 917-7441 heena.chavda@stantec.com	Investor Contact Crystal Verbeek Stantec Investor Relations Tel: (780) 969-3349 crystal.verbeek@stantec.com
One Team. Integrated Solutions.